SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Publicly-held Company”)

CNPJ/ME No 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 25, 2021

I. Date, Time and Place: On October 25, 2021, at 10:00, exclusively digital, considered as held at the head office of Gol Linhas Aéreas Inteligentes S.A. (“Company”), at Praça Comandante Linneu Gomes, S/N, Portaria 3, in the Meeting Room of the Board of Directors, Jardim Aeroporto, Zip Code 04626-020, in the city and state of São Paulo.

II. Call Notice and Attendance: The call notice was waived due to the attendance of all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, Antonio Kandir, André Béla Jánszky, Germán Pasquale Quiroga Vilardo and Philipp Schiemer.

III. Presiding Board: Mr. Constantino de Oliveira Junior was the Chairman of the meeting, and invited me, Ana Beatriz M. P. de Almeida Lobo, to act as secretary of the meeting.

IV. Agenda: To pass resolutions on the following matters: (i) the Company’s entering into, as a guarantor in the context of the Issue, a the Seventh Amendment and Consolidation to the Private Instrument of Indenture of the Seventh Issuance of Debentures of GLA (“7th Amendment”), related to the seventh issuance of debentures, initially in a single series, of secured non-convertible debentures (“Debentures”) issued by GOL Linhas Aéreas S.A. (“GLA”), a Brazilian corporation having no registration as a publicly-held company with the Brazilian Securities Commission (“CVM”), with its registered office located at Praça Senador Salgado Filho, s/n, térreo, Aeroporto Santos Dumont, public area, 46-48/O-P, Administrative Back Office, CEP 20.021-340, Rio de Janeiro, RJ, taxpayer identification number CNPJ/ME 07.575.651/0001-59 (“Issuer”), which was placed for public distribution with restricted placement efforts, pursuant to CVM Instruction No. 476, dated January 16, 2009, as amended (“CVM Instruction 476”), for BRL887,500,000 (“Issue”); (ii) the Company’s entering into, as intervening and consenting party, the Amendment to the Fiduciary Assignment Agreement (as defined below); and (iii) authorization for the Company’s executive board to take any and all actions required for the formalization of the 7th Amendment and the Amendment to the Fiduciary Assignment Agreement, including the grant of powers of attorney and the execution of auxiliary documents, annexes and the like, and the approval and ratification of any acts already taken for purposes of the Issue and the guarantee. V. Resolutions: After the necessary clarifications were provided, the Company’s Board of Directors unanimously approved (i) the execution by the Company, as guarantor, of the 7th Amendment related to the Issue, securing GLA’s obligations under the Issue, as provided for in the Private Instrument of Indenture of the Seventh Issuance of Debentures of GLA (“Indenture”), by means of which the Company was bound as guarantor, primary payer and as party jointly and severally liable for the Issuer’s obligations arising from the Indenture and/or provided for in any other documents of the Issue, as amended (as applicable), setting forth additional characteristics of and conditions for the Issuer’s obligations, and any and all documented costs or expenses incurred by the trustee of the Issue or by the Debentures holders resulting from proceedings, lawsuits and/or other judicial or extrajudicial remedies required for safekeeping the claims and rights under the Indenture and other Issue documents, as amended, as well as applicable remuneration and overdue charges, including, but not limited to, those owed to the Issue trustee, until the fulfillment of the obligations provided for under the Indenture (“Guarantee”). In accordance with the 7th Amendment, the following amendments will be made in the Indenture: (a) the change in the Maturity Date of the Debentures to October 27, 2024; (b) the change in the payment schedule of the Debentures Interest (as defined in the Indenture); (c) the change in the amortization schedule of the Debentures; (e) the change in the Debentures Interest; (f) the inclusion of hypothesis of mandatory extraordinary payment; (g) the inclusion of certain events of early maturity; (h) the changes and sharing of the Fiduciary Assignment (as defined below); (i) the change of certain Financial Ratios (as defined in the Indenture); and (j) the inclusion and/or amendment of certain terms and conditions of the Indenture. In addition to others, the Issue will have the following main characteristics: (a) Total Issue Amount: BRL887,500,000 on the Date of Issue (as defined below); (b) Number of Series: the Issue will have (b.i) a single series, until April 16, 2020 (“Date of the First Split”) (included); (b.ii) two series, from the Date of the First Split (excluded) to October 1, 2020 (“Date of the Second Split”) (included); and (b.iii) three series, as of the Date of the Second Split (exclusive); (c) Number of Debentures: 88,750 Debentures was issued being that, as of the Date of the Second Split (excluded), (c.i) the first series of the Issue (“First Series”) will total 22,187 Debentures; (c.ii) the second series of the Issue

(“Second Series”) will total 22,188 Debentures; and (c.iii) the third series of the Issue (“Third Series”) will total 44,475 Debentures; (d) Nominal Unit Value: (d.i) BRL10,000 on the Date of Issue; (d.ii) BRL6,666,664000 for the First Series and the Second Series as of the Date of the First Split; and (d.iii) as of the Date of the Second Split, BRL6,666,664000, for the First Series, the Second Series and the Third Series (“Nominal Unit Value”); (e) Date of Issue: October 28, 2021 (“Date of Issue”); (f) Term and Maturity Date: the maturity (f.i) of the Debentures of the First Series will occur on October 27, 2024 (“First Series Maturity Date”); (f.ii) of the Debentures of the Second Series will occur on October 27, 2024 (“Second Series Maturity Date”); and (f.iii) of the Debentures of the Third Series will occur on October 27, 2024 (“Third Series Maturity Date”), in all cases, except in the case of the occurrence of an event of early maturity, to be provided for in the Indenture, as amended by the 7th Amendment; and (g) Type: the Debentures will be secured, pursuant to Article 58, of Law No. 6.404, of December 15, 1976, and will be guaranteed by the Guarantee and the Fiduciary Assignment, as provided in the Indenture; (ii) execution by the Company, as intervening party, of the Seventh Amendment to the Agreement for the Fiduciary Assignment as a Guarantee of Credit Rights on a Condition Precedent and Other Covenants (“Amendment to the Fiduciary Assignment Agreement”), to update the terms and conditions of the Secured Obligations (as defined in the Fiduciary Assignment Agreement (defined below)), as well as to include certain obligations of the Issuer, and amend and/or include certain provisions of the Agreement for the Fiduciary Assignment as a Guarantee of Credit Rights on a Condition Precedent and Other Covenants dated October 24, 2018, as amended from time to time (“Fiduciary Assignment Agreement”), by means of which, upon fulfillment of the Credit and Debit Card Receivables Condition Precedent (as defined in the Fiduciary Assignment Agreement), established the fiduciary assignment in favor of the Debentures holders and the holders of the debentures of the Issuer’s 8th issuance, represented by the Fiduciary Agent, over (iv.1) any and all current and/or future credit rights held and to be held by the Issuer arising from the membership agreements entered into between the Issuer and certain credit and debit cards managing companies referring to sales made or to be made by the Issuer, in which its customers use "Visa" and "Mastercard" credit and debit cards as a means of payment, including any increases or amounts, for whatever reason, including, but not limited to, fine, interest and other charges related thereto, privileges, preferences, prerogatives, as well as credit rights arising from any other membership and accreditation agreements of "Visa" and "Mastercard" cards that may be executed between the Issuer and credit, purchase and debit card managing or accrediting companies (“Card Receivables”); (iv.2) any and all current and/or future credit rights held and to be held by the Issuer arising from the membership agreements entered into between the Issuer and the credit and debit cards accrediting or any operating companies, solely in connection with the operators “Visa” and “MasterCard”, who capture, process and settle the transactions mentioned in item (vi.1) above, including, but not limited to, fine, interest and other related charges; (iv.3) of the proceeds arising from the credit rights described in items (vi.1) and (iv.2) above; and (iv.4) of any and all current and/or future rights of the Issuer against the Collateral Agent (as defined in the Assignment Agreement) in connection with the funds credited to the Bank Domicile Account and the Reserve Account (both as defined in the Indenture), and the amounts deposited or to be deposited there, regardless of their stage, also during transit or bank clearing (“Fiduciary Assignment”). Other terms and conditions of the Fiduciary Assignment will be those provided in the Fiduciary Assignment Agreement, as amended by the Amendment to the Fiduciary Assignment Agreement; and (v) authorization for the Company’s executive board to take any and all actions required for the formalization of the 7th Amendment and the Amendment to the Fiduciary Assignment Agreement, as well as the execution of any and all amendment, auxiliary documents, annexes and the like, including the grant of powers of attorney. Any acts taken already by the executive board for purposes of the Issue are hereby fully ratified and approved. VI. Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures: Presiding Board: Constantino de Oliveira Junior, as chairman; Ana Beatriz M. P. de Almeida Lobo, as secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Antonio Kandir, Germán Pasquale Quiroga Vilardo, André Béla Jánszky, Anna Luiza Serwy Constantino and Philipp Schiemer. I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, October 25, 2021.

__________________________________ Constantino de Oliveira Junior Chairman	________________________________ Ana Beatriz M. P. de Almeida Lobo Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer